UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

International Game Technology PLC Quarterly Dividend

On July 26, 2016, International Game Technology PLC (the “Company”) announced that its Board of Directors declared an interim cash dividend of $0.20 per share on its ordinary shares.  The dividend is payable on August 24, 2016 to holders of record as of the close of business on August 10, 2016.

A copy of the press release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Declares Quarterly Cash Dividend of $0.20,” dated July 26, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2016	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Declares Quarterly Cash Dividend of $0.20,” dated July 26, 2016